COMFORCE Corporation
415 Crossways Park Drive
P.O. Box 9006
Woodbury, New York  11797

September 29, 2008

Re:	COMFORCE Corporation
File No. 1-06081
Form 10-K for the year ended December 30, 2007

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Dear Mr. Spirgel:

This letter is in response to your letter dated September 23, 2008 regarding the above-referenced filing.  Our response to your comments are set forth below. For convenience, your comments are reproduced below followed by our response.

Comment No. 1:

Item 9A(T).  Controls and Procedures, page 29

Please revise to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.

Response:

We propose to amend Item 9A(T) of our Annual Report on Form 10-K for the year ended December 30, 2007 to include the following additional disclosure:

Management of the Company has also evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 30, 2007.  Based upon this evaluation, our management has concluded that, as of December 30, 2007, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Comment No. 2:

Certification Exhibits 31.1 and 31.2

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the exact introductory language of paragraph 4 of Item 601 (b)(31) of Regulation S-K.

Response:

We will modify the introductory language in the officers’ certifications as specified pursuant to Item 601(b)(3) and file the corrected certifications as Exhibits 31.1 and 31.2 under Item 15 to an Amendment to Annual Report on Form 10-K for the year ended December 30, 2007.

We trust that our responses have satisfactorily resolved your comments.  However, if you need further information please do not hesitate to contact us.

Sincerely,

COMFORCE Corporation

/s/ Harry V. Maccarrone

Harry V. Maccarrone
Executive Vice President and Chief Financial Officer

cc: Christy Adams